SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 25, 2015

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MAY 31, 2015

June 24, 2015

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2014 Annual MD&A included in the Company’s August 31, 2014 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated.

Effective September 1, 2014 Shaw’s Cable and Satellite business segments were strategically realigned to better serve and grow the customer bases and improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. The previous Cable and Satellite segments were realigned into Consumer and Business Network Services, Media remains unchanged, and Business Infrastructure Services was created with the acquisition of ViaWest, Inc. (“ViaWest”).

Results of operations are reported in the following four segments:

Consumer – Provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers.

Business Network Services – Through a national fibre-optic backbone network, provides data networking, video, voice and Internet services as well as satellite Video services, and fleet tracking services to North American businesses and public sector entities.

Business Infrastructure Services - Provides data centre colocation, cloud and managed services to North American businesses.

Shaw Media - Provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks.

Shaw Communications Inc.

CONSOLIDATED RESULTS OF OPERATIONS

THIRD QUARTER ENDING MAY 31, 2015

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn except per share amounts)	2015	2014	Change %	2015	2014	Change %
Operations:
Revenue	1,419	1,342	5.7	4,145	3,978	4.2
Operating income before restructuring costs and amortization (1)	643	601	7.0	1,806	1,737	4.0
Operating margin (1)	45.3%	44.8%	0.5	43.6%	43.7%	(0.1)
Funds flow from operations (2)	500	393	27.2	1,253	1,132	10.7
Net income	209	228	(8.3)	604	695	(13.1)
Per share data:
Earnings per share
Basic	0.42	0.47		1.23	1.45
Diluted	0.42	0.47		1.22	1.44
Weighted average participating shares outstanding during period (millions)	471	458		467	456

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Change
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2015	2015	2014	2015	2014
Consumer and Business Network Services
Video - Cable	1,881,547	(24,524)	(12,075)	(76,082)	(62,452)
Video - Satellite	851,569	(2,820)	(5,608)	(29,054)	(16,336)
Internet	1,949,842	7,212	12,399	19,441	27,912
Digital phone lines	1,341,734	(20,974)	4,834	(33,600)	14,260

	6,024,692	(41,106)	(450)	(119,295)	(36,316)

Consolidated Overview

Consolidated revenue of $1.42 billion and $4.14 billion for the three and nine month periods, respectively, improved 5.7% and 4.2% over the comparable periods last year.

Revenue growth over the comparative quarter was primarily attributable to the new Business Infrastructure Services division due to the acquisition of ViaWest as well as customer growth in Business Network Services. On a year-to-date basis, revenue growth in these divisions was partially reduced by revenue declines in the Consumer division and Shaw Media. The decline in Consumer was primarily due to higher promotional amounts and video and phone subscriber losses and includes the impact of the implementation of the CRTC decision that mandated telecommunication providers could no longer require consumers to provide a minimum 30 day cancellation notice, the total of which was partially offset by rate adjustments and growth in Internet subscribers. The decrease in Media was driven by reduced advertising revenues due to general market softness combined with the impact of the disposition of Historia and Series+ in the prior year.

Shaw Communications Inc.

Consolidated operating income before restructuring costs and amortization of $643 million and $1.81 billion for the three and nine month periods, respectively, improved 7.0% and 4.0% compared to $601 million and $1.74 billion last year. The improvement over the comparative quarter was primarily due to the addition of Business Infrastructure Services with the acquisition of ViaWest and growth in Consumer driven by rate adjustments and lower various expenses including employee related amounts due to the prior year restructuring. The current quarter also included improvements in both Media and Business Network Services. On a year-to-date basis, improvements in Business Infrastructure Services, Business Network Services and the Consumer division were partially offset by declines in Media driven by the lower revenues.

Consumer and Business Network Services, excluding named and wholesale customers, have 6.0 million revenue generating units (“RGUs”) – which represents the number of products sold to customers. During the quarter RGUs declined by 41,106 and included a Consumer Digital Phone loss of 26,628 as the Company continues to focus on high value RGUs.

In 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. In connection with the restructuring of its operations, in the prior year the Company recorded $58 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million.

As part of Shaw’s multi-year Focus to Deliver initiative, during the second quarter the Company announced a realignment of its customer care operations into centres of expertise to enhance customer service and also continued its organizational structure realignment efforts, including further restructuring of certain functions within its Business Network Services division. The realignment impacted approximately 1,600 employees. The anticipated annual savings with respect to the call centre realignment and related operational efficiencies once fully complete, is approximately $25 million.

In the current quarter, the Media division announced organizational changes as it continues to reshape to best compete in the evolving media landscape. The evolution from a broadcaster to media organization reflects the focus to encompass all types of content across all platforms engaging and monetizing audiences in the rapidly changing industry. Approximately 100 employee roles were eliminated and 45 new roles created. The anticipated annual savings with respect to the organizational changes, net of new hires, is approximately $6 million.

In connection with the current year restructurings the Company recorded $38 million in the second quarter and $12 million in the current quarter primarily related to severance and employee related costs in respect of the approximate 1,700 affected employees.

During the third quarter the Company announced it has become the first ever presenting sponsor of the Grey Cup. This multi-year partnership names Shaw the official telecommunications partner of the CFL and includes several sponsorship components.

Also during the current quarter, the Company announced that a syndicate of lenders had provided a non-recourse term loan in the amount of US $395 million and a revolving credit facility of US $85 million for ViaWest. The facilities were used to repay the outstanding amount under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.

Shaw Communications Inc.

Shaw is committed in building global partnerships to deliver best in class, customer experiences and is currently working with Comcast to begin a technical trial of their cloud-based X1 platform and be the first in Canada to capitalize on Comcast’s cloud technology. X1 offers customers a seamless experience across multiple screens and devices both in and out of the home.

In 2013 Shaw commenced development of an end-to-end IPTV solution under a certain IPTV platform. The Company paused late in 2014 to review the platform under development and assess other options and has now abandoned the original platform, resulting in an asset write-down of $55 million.

Most recently, the Company was advised that Rogers Communications Inc. (“Rogers”) intends to exercise its option to acquire Shaw’s spectrum licenses for advanced wireless service (“AWS”) in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario. Rogers acquired the option as part of a group of transactions announced in January 2013. Following exercise of the option, Rogers will pay Shaw $100 million in addition to the $200 million down payment made in 2013. Together with the option payment of $50 million, the total proceeds related to the sale of Shaw’s spectrum is $350 million. The transaction is expected to be completed in the fourth quarter.

Net income was $209 million and $604 million for the three and nine months ended May 31, 2015, respectively, compared to $228 million and $695 million for the same periods last year. The changes in net income are outlined in the table below.

	May 31, 2015 net income compared to:
	Three months ended		Nine months ended
($millions Cdn)	February 28, 2015	May 31, 2014	May 31, 2014
Increased operating income before restructuring costs and amortization (1)	86	42	69
Decreased restructuring costs	26	41	3
Decreased (increased) amortization	5	(39)	(90)
Decreased (increased) interest expense	2	(8)	(8)
Change in net other costs and revenue (2)	(78)	(67)	(120)
Decreased income taxes	—	12	55

	41	(19)	(91)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes business acquisition costs, gain on sale of media assets, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture, impairment of goodwill and other losses as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.42 and $1.23 for the current quarter and year-to-date period, respectively, compared to $0.47 and $1.45 in the same periods last year. The impact of improved operating income before restructuring costs and amortization, decreased restructuring costs and lower income taxes in the current periods was more than offset by increased amortization and higher net other costs and revenue. In the prior year, the change in net other costs and revenue included the gain on sale of Historia and Series+ while the current year includes the equity loss of a joint venture, an impairment of goodwill related to the Tracking operations within Business Network Services, and a write-down of IPTV assets partially offset by distributions received from a venture capital fund investment and additional proceeds related to the fiscal 2012 Shaw Court insurance claim.

Shaw Communications Inc.

Net income in the current quarter increased $41 million compared to the second quarter of fiscal 2015 due to improved operating income before restructuring costs and amortization of $86 million, primarily due to the seasonality of the Media business and price adjustments in the Consumer division, and lower restructuring costs in the current quarter partially offset by higher net other costs and revenue. In the current quarter, the change in net other costs and revenue includes $70 million in respect of the goodwill impairment and write-down of IPTV assets partially offset by additional proceeds related to the fiscal 2012 Shaw Court insurance claim while the second quarter includes distributions received from a venture capital fund investment.

Free cash flow of $256 million for the three month period improved from $240 million in the same quarter last year primarily due to increased operating income before restructuring costs and amortization and lower cash taxes partially offset by higher capital investment and interest expense. Free cash flow for the year-to-date period of $618 million improved from $555 million last year due to the aforementioned items as well as lower current year CRTC benefit obligation funding.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business

	Three months ended May 31,		Nine months ended May 31,
($millions Cdn)	2015	2014 (3)	2015	2014 (3)
Operating income	409	365	1,087	1,105
Add back (deduct):
Restructuring costs	12	53	50	53
Amortization:
Deferred equipment revenue	(19)	(18)	(58)	(50)
Deferred equipment costs	42	37	123	103
Property, plant and equipment, intangibles and other	199	164	604	526

Operating income before restructuring costs and amortization	643	601	1,806	1,737

Shaw Communications Inc.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including operating income before restructuring costs and amortization, CRTC benefit obligation funding and non-controlling interest amounts, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Accelerated capital fund

During the 2013 fiscal year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million is expected to be invested in fiscal 2015.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014 (3)	Change %	2015	2014 (3)	Change %
Revenue
Consumer	950	945	0.5	2,814	2,832	(0.6)
Business Network Services	131	122	7.4	387	360	7.5
Business Infrastructure Services	63	—	n/a	178	—	n/a
Media	303	301	0.7	848	865	(2.0)

	1,447	1,368	5.8	4,227	4,057	4.2
Intersegment eliminations	(28)	(26)	7.7	(82)	(79)	3.8

	1,419	1,342	5.7	4,145	3,978	4.2

Operating income before restructuring costs and amortization (1)
Consumer	438	427	2.6	1,252	1,248	0.3
Business Network Services	63	60	5.0	189	177	6.8
Business Infrastructure Services	25	—	n/a	71	—	n/a
Media	117	114	2.6	294	312	(5.8)

	643	601	7.0	1,806	1,737	4.0

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	200	230	(13.0)	654	783	(16.5)
Business Infrastructure Services	43	—	n/a	82	—	n/a
Media	3	3	—	8	7	14.3

	246	233	5.6	744	790	(5.8)
Accelerated capital fund investment (1)	(32)	(53)	(39.6)	(91)	(161)	(43.5)

	214	180	18.9	653	629	3.8

Free cash flow before the following	429	421	1.9	1,153	1,108	4.1
Less:
Interest	(70)	(62)	12.9	(210)	(202)	4.0
Cash taxes	(90)	(101)	(10.9)	(270)	(281)	(3.9)
Other adjustments:
Non-cash share-based compensation	1	—	n/a	3	2	50.0
CRTC benefit obligation funding	(9)	(15)	(40.0)	(19)	(42)	(54.8)
Non-controlling interests	(8)	(8)	—	(21)	(25)	(16.0)
Pension adjustment	3	3	—	(18)	(8)	>100.0
Customer equipment financing	3	5	(40.0)	10	13	(23.1)
Preferred share dividends	(3)	(3)	—	(10)	(10)	—

Free cash flow (1)	256	240	6.7	618	555	11.4

Operating margin (1)
Consumer	46.1%	45.2%	0.9	44.5%	44.1%	0.4
Business Network Services	48.1%	49.2%	(1.1)	48.8%	49.2%	(0.4)
Business Infrastructure Services	39.7%	—	n/a	39.9%	—	n/a
Media	38.6%	37.9%	0.7	34.7%	36.1%	(1.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.
(3)	Restated to reflect the change in segment reporting whereby residential and enterprise services that were included in the Cable and Satellite segments are now realigned into new Consumer and Business Network Services segments.

Shaw Communications Inc.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	240	150	500
Accelerated capital investment	110	240	91	441

Fund Closing Balance, May 31, 2015	—	—	59	59

SUBSCRIBER STATISTICS

			Three months ended May 31,		Nine months ended May 31,
	May 31, 2015	August 31, 2014	2015	2014	2015	2014
Consumer
Video – Cable	1,798,355	1,867,304	(23,576)	(18,093)	(68,949)	(64,260)
Video – Satellite	819,941	850,132	(1,111)	(6,597)	(30,191)	(25,379)
Internet	1,774,109	1,761,881	5,292	6,294	12,228	10,891
Phone	1,061,781	1,110,708	(26,628)	(1,048)	(48,927)	(2,031)

	5,454,186	5,590,025	(46,023)	(19,444)	(135,839)	(80,779)
Business Network Services
Video – Cable	83,192	90,325	(948)	6,018	(7,133)	1,808
Video – Satellite	31,628	30,491	(1,709)	989	1,137	9,043
Internet	175,733	168,520	1,920	6,105	7,213	17,021
Phone	279,953	264,626	5,654	5,882	15,327	16,291

	570,506	553,962	4,917	18,994	16,544	44,163

	6,024,692	6,143,987	(41,106)	(450)	(119,295)	(36,616)

CONSUMER

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Revenue	950	945	0.5	2,814	2,832	(0.6)
Operating income before restructuring costs and amortization (1)	438	427	2.6	1,252	1,248	0.3

Operating margin (1)	46.1%	45.2%	0.9	44.5%	44.1%	0.4

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue for the three month period improved 0.5% compared to the same period last year while operating income before restructuring costs and amortization was up 2.6%. For the nine month period revenue declined less than 1%, while operating income before restructuring costs and amortization was slightly improved.

•	During the quarter Consumer RGUs declined 46,023. Internet customers were up 5,292 to 1,774,109. Digital Phone lines decreased 26,628, Cable Video and Satellite Video subscribers declined 23,576 and 1,111, respectively.

Shaw Communications Inc.

Consumer revenue for the current three month period of $950 million was up 0.5% compared to the same period last year. Customer price adjustments were partially offset by higher promotional costs and lower Video and Digital Phone subscribers. For the nine month period revenue of $2.81 billion declined 0.6% compared to last year. The impact of price adjustments and growth in Internet were offset by increased promotional costs, reduced On Demand revenues and lower Video and Digital Phone subscribers.

Operating income before restructuring costs and amortization for the quarter of $438 million increased 2.6% compared with the same period last year, while the year-to-date amount of $1.25 billion was up 0.3%. The current quarter net revenue related improvements along with lower employee related expenses due to the prior year restructuring, reduced local programming improvement fund (“LPIF”) contributions due to the elimination of the fund in fiscal 2015 and lower sales and various other administrative expenditures were partially offset by increased programming amounts related to new services and higher rates as contracts renew. The current nine month period benefitted from lower employee related amounts and various other expenses partially offset by higher programming amounts.

Both the current quarter and the year-to-date amounts also include the impact of implementing the CRTC decision that mandated telecommunication providers could no longer require customers to provide a minimum 30 day cancellation notice. The reduction in revenue and operating income before restructuring costs and amortization for the 7.5 months impacting fiscal 2015 is approximately $13 million and $10 million, respectively.

Compared to the second quarter of fiscal 2015 revenue improved 1.4% primarily due to price adjustments and reduced promotional costs partially offset by lower Video and Digital Phone subscribers. Operating income before restructuring costs and amortization was up 7.8% as a result of the revenue related improvement combined with lower various other expenditures including employee related amounts, sales and marketing costs and various administrative expenses.

BUSINESS NETWORK SERVICES

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Revenue	131	122	7.4	387	360	7.5
Operating income before restructuring costs and amortization (1)	63	60	5.0	189	177	6.8

Operating margin (1)	48.1%	49.2%	(1.1)	48.8%	49.2%	(0.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue and operating income before restructuring costs and amortization for the quarter improved 7.4% and 5.0%, respectively, over the comparable period last year.

Shaw Communications Inc.

Revenue of $131 million and $387 million for the three and nine month periods was up 7.4% and 7.5%, respectively, over the comparable periods last year primarily due to customer growth in both the small/medium and large enterprise markets.

Operating income before restructuring costs and amortization of $63 million and $189 million for the quarter and year-to-date periods improved 5.0% and 6.8%, respectively, over the same periods last year due to the higher revenue related amounts partially offset by various expense increases primarily driven by employee related amounts due to employee growth and annual merit increases as well as certain administrative costs.

Compared to the second quarter, revenue increased 1.6% mainly due to customer growth and rate adjustments. Operating income before restructuring costs and amortization decreased 3.1% over the prior quarter primarily due to higher administrative costs associated with strategic business initiatives and employee related amounts.

BUSINESS INFRASTRUCTURE SERVICES

	Three months ended May 31,	Nine months ended May 31,
($millions Cdn)	2015	2015
Revenue	63	178
Operating income before restructuring costs and amortization (1)	25	71

Operating margin (1)	39.7%	39.9%

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, one of the largest privately held providers of data centre infrastructure, cloud technology and managed IT solutions in North America. Through the acquisition Shaw gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Revenue for the three and nine month periods was $63 million and $178 million, respectively while operating income before restructuring costs and amortization was $25 million and $71 million.

Compared to the second quarter of this year, revenue increased 5% due to customer growth and the favorable impact of foreign exchange while operating income before restructuring costs and amortization was comparable in both periods. On a US dollar basis, the revenue growth over the second quarter was 2% while operating income before restructuring costs and amortization was comparable. The current quarter included certain accelerated maintenance costs.

ViaWest continues to see solid demand for its hybrid colocation and cloud services and recently announced the launch of KINECTed Cloud Recovery service enabling cloud-based backup and replication to further serve the growing IT infrastructure needs of existing and future customers. In anticipation of opening a flagship facility in Calgary in the fall of 2015, Shaw has commenced hiring the facility’s operations staff and has secured personnel to fill key leadership roles essential for serving the Canadian market.

Shaw Communications Inc.

MEDIA

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Revenue	303	301	0.7	848	865	(2.0)
Operating income before restructuring costs and amortization (1)	117	114	2.6	294	312	(5.8)

Other adjustments:
CRTC benefit obligation funding	(9)	(15)	(40.0)	(19)	(42)	(54.8)
Non-controlling interests	(8)	(8)	—	(21)	(25)	(16.0)

Operating margin (1)	38.6%	37.9%	0.7	34.7%	36.1%	(1.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before restructuring costs and amortization for the quarter was $303 million and $117 million, respectively, compared to $301 million and $114 million last year. The revenue increase was primarily driven by higher airtime revenues. The improvement in operating income before restructuring costs and amortization was due to the revenue growth and lower employee related and advertising and promotional costs, partially offset by higher various other expenses.

For the nine months ended May 31, 2015 revenue of $848 million and operating income before restructuring costs and amortization of $294 million compared to $865 million and $312 million, respectively, in the same period last year. The revenue decline was primarily due to reduced advertising revenue on Media’s specialty channels and the impact of the disposition in the prior year of Historia and Series+. Operating income before restructuring costs and amortization declined due to the net revenue decrease combined with higher programming costs, partially offset by lower employee related and advertising and promotional costs. The prior year-to-date period benefited by $6 million related to Historia and Series+ and $6 million related to a distant signal retransmission royalty adjustment while the current year-to-date period included $11 million from transactions with shomi.

Compared to the second quarter of fiscal 2015, revenue and operating income before restructuring costs and amortization increased $65 million and $59 million, respectively. The increases were primarily due to the seasonality of the Media business, with higher advertising revenues in the first and third quarters driven by launches of season premiers in the first quarter and mid season launches along with season finales in the third quarter resulting in higher advertiser demand.

During the quarter Global continued to deliver solid programming results lead by audience favourites The Blacklist, NCIS, NCIS New Orleans, Big Brother Canada, Hawaii Five-O, Chicago Fire and Elementary. Global’s franchise reality show, Survivor: Season 30, Worlds Apart, is the number one reality program ranking in the Top 10 both nationally and across the four major markets. Season finales delivered strong audience results with over 2 million viewers watching the finales of Survivor and NCIS, while the finales for Hawaii Five-O, Blacklist and NCIS:LA were the number one programs in their timeslot. In the summer schedule, Global will see the return of Big Brother, Rookie Blue, Under the Dome and Extant.

Shaw Communications Inc.

Global News continues to retain its leadership position in the western markets, while Globalnews.ca is Canada’s fastest growing major news site and was recently honored with the Edward R. Murrow Award for the best news website outside the United States.

During the quarter Media acquired additional programming at the LA screenings that will start premiering in the Fall. The new properties include 10 dramas and 2 comedies.

Media’s specialty portfolio continues to demonstrate strength in the specialty rankings with 4 channels in the Top 10 and 6 in the Top 20, and History ranking as the top entertainment property. The digital portfolio continues to lead in the channel rankings with 6 of the Top 10, including National Geographic as the number 1 digital channel, also ranking as the number 13 Canadian specialty channel. In the program rankers, Shaw Media holds 3 of the Top 5 shows with Vikings being the number one program.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Consumer and Business Network Services
New housing development	25	22	13.6	78	67	16.4
Success based	60	70	(14.3)	204	242	(15.7)
Upgrades and enhancements	77	84	(8.3)	218	281	(22.4)
Replacement	7	10	(30.0)	21	36	(41.7)
Buildings and other	31	44	(29.5)	133	157	(15.3)

Total as per Note 3 to the unaudited interim consolidated financial statements	200	230	(13.0)	654	783	(16.5)

Business Infrastructure Services
Total as per Note 3 to the unaudited interim consolidated financial statements	43	—	n/a	82	—	n/a

Media
Broadcast and transmission	2	2	—	6	3	100.0
Buildings and other	1	1	—	2	4	(50.0)

Total as per Note 3 to the unaudited interim consolidated financial statements	3	3	—	8	7	14.3

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements (1)	246	233	5.6	744	790	(5.8)

(1)	The three months and nine months ended May 31, 2015 includes $32 million (2014 - $ 53 million) and $91 million (2014 - $161 million), respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Capital investment was $246 million and $744 million in the current three and nine month periods, respectively, and included $32 million and $91 million, respectively, of investment funded through the accelerated capital fund. Capital investment for the same periods last year was $233 million and $790 million and included $53 million and $161 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives include continued investment on the new internal and external Calgary data centres, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Shaw Communications Inc.

Consumer and Business Network Services

Success-based capital in the three and nine month periods of $60 million and $204 million, respectively, was $10 million and $38 million lower than the comparable periods last year. The current quarter decline was primarily driven by lower internet WiFi modem purchases due to the timing of delivery of the equipment, reduced costs related to the deployment of Cable Video rental units and lower gross customer additions, and reduced Satellite Video set top box activations for new and existing customers driven by the termination of the Satellite rental program. The year-to-date decline was due to the previously mentioned Cable and Satellite Video reductions partially offset by higher WiFi modem purchases. Both periods continue to reflect the benefits of strategic sourcing and reverse logistics improvements.

Quarterly and year-to-date investment in Upgrades and enhancement and Replacement categories combined of $84 million and $239 million, respectively, declined $10 million and $78 million compared to the three and nine month periods last year. The current quarter decrease was primarily due to timing of investment in the WiFi network and bandwidth and drop upgrade programs, while the year-to-date spend was down mainly due to timing of investment on next generation video delivery systems, combined with lower spend in core networks for video, voice and mainline and drop upgrades. These favorable variances were partially offset by increased investment in fibre related projects and business customer premise electronics.

Investment in Buildings and other of $31 million and $133 million for the quarter and year-to-date period was down $13 million and $24 million, respectively, compared to the same periods last year. The decrease relates to lower current period spend on the new internal data centre and timing of investment on back office infrastructure upgrades, partially offset by higher Shaw Court refurbishment expenditures. The prior year included amounts related to certain corporate assets partially offset by prior year higher SR&ED tax credits.

New housing development capital investment was up $3 million over the prior year quarter and $11 million over the comparable nine month period. The annual increase was due to timing of spend on mainline expansion and continued activity in new housing starts for single and multi family developments in western Canada.

Business Infrastructure Services

Capital investment of $43 million and $82 million for the quarter and year-to-date, respectively, is primarily related to growth related capital investment in core infrastructure and customer related equipment. The amounts include $9 million for the quarter and $15 million for the year-to-date period related to investment in Canada.

During the quarter ViaWest continued construction of its new facility in Hillsboro, Oregon and expects completion in the summer of 2015. Construction also continued on the new flagship facility in Calgary which is expected to be completed in early fall 2015. Each of these facilities will offer a comprehensive suite of infrastructure services, including collocation, cloud and other managed services.

Shaw Communications Inc.

Media

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Restructuring costs

During the second quarter the Company announced a realignment of its customer care operations in the Consumer division into centres of expertise to enhance customer service and also continued its organizational structure realignment efforts, including further restructuring of certain functions within its Business Network Services division. In the current quarter, the media division undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. In connection with the restructurings the Company recorded $50 million primarily related to severance and employee related costs in respect of the approximate 1,700 affected employees.

Amortization

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Amortization revenue (expense) -
Deferred equipment revenue	19	18	5.6	58	50	16.0
Deferred equipment costs	(42)	(37)	13.5	(123)	(103)	19.4
Property, plant and equipment, intangibles and other	(199)	(164)	21.3	(604)	(526)	14.8

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable periods due to the impact of the change in amortization period for amounts in respect of customer premise equipment in fiscal 2014, sales mix of equipment, timing and volume of sales as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods primarily due to the impact of the acquisition of ViaWest on September 2, 2014.

Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Amortization of financing costs – long-term debt	1	1	—	3	3	—
Interest expense	70	62	12.9	211	203	3.9

Interest expense increased over the comparable quarter due to the impact of debt in respect of ViaWest. On a year-to-date basis, the impact of ViaWest’s debt was partially offset by the combined impact of an overall reduced average cost of corporate borrowings and an increase in capitalized interest net of the effect of a higher average debt level due to the drawdown of US $330 million on the Company’s credit facility to partially finance the acquisition of ViaWest.

Shaw Communications Inc.

Business acquisition costs

During the current year, the Company incurred $6 million of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed September 2, 2014.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Equity loss of a joint venture

During the three and nine months ended May 31, 2015, the Company recorded an equity loss of $14 million and $43 million, respectively, related to its interest in shomi, the subscription video-on-demand service launched in early November. The equity loss includes amounts in respect of the development and launch of the business.

Impairment of goodwill

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $15 million was recorded in the current quarter with respect to the Tracking operations in the Business Network Services division.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). In the current year, the category also includes a write-down of $3 million in respect of the property classified as held for sale, distributions of $27 million from a venture capital fund investment and additional proceeds of $11 million related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 million from the Canwest CCAA plan implementation fund. In addition, the current and prior year both include asset write-downs of $55 million and $6 million, respectively.

Income taxes

Income taxes were lower in the current year mainly due to lower income before income taxes.

Shaw Communications Inc.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2014 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:

CRTC Hearing on the Future of Television – Let’s Talk TV

A series of decisions related to the CRTC’s “Let’s Talk TV” proceeding have introduced several changes to the regulatory framework governing distribution and programming undertakings. The most significant change requires licensed BDUs to: offer an entry level basic service at a maximum price of $25/month (not including equipment) and offer all discretionary services on a pick-and-pay basis or in small, reasonably priced packages by March 2016; and offer both pick-and-pay (all discretionary services) and small packages by December 2016. Other important changes include: an expanded “Wholesale Code” that will govern the commercial arrangements between BDUs, programming undertakings, and exempt digital media undertakings; and a new “Television Service Provider Code of Conduct” that is intended to empower Canadian consumers so they can make informed choices. These changes in the regulatory regime may adversely affect the Company’s business and operating results.

AWS spectrum transfers

The reviews by Industry Canada and the Competition Bureau of the proposed transfer of Shaw’s AWS spectrum to Rogers have concluded and the transfer has been approved. The transfer is expected to be completed in the fourth quarter.

FINANCIAL POSITION

Total assets were $14.6 billion at May 31, 2015 compared to $13.2 billion at August 31, 2014. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2014. The impact of the acquisition of ViaWest includes the ongoing effects of foreign exchange differences arising on translation of those U.S. operations subsequent to acquisition.

Current assets decreased $322 million due to decreases in cash of $355 million and inventories of $43 million partially offset by an increase in accounts receivable of $67 million. Cash decreased as the cash outlay for investing activities, including the acquisition of ViaWest, exceeded the funds provided by financing and operating activities while inventories were lower due to timing of equipment purchases and supply chain efficiencies. Accounts receivable increased due to higher advertising receivables due to timing of collection as well as the impact of the acquisition of ViaWest partially offset by lower subscriber receivables.

Investments and other assets increased $63 million mainly due to the Company’s interest in shomi.

Shaw Communications Inc.

Property, plant and equipment increased $408 million due to the acquisition of ViaWest as well as current year capital investment exceeding amortization.

Other long-term assets decreased $18 million due to lower deferred equipment costs.

Intangibles and goodwill increased $1.2 billion due to the acquisition of ViaWest.

Current liabilities increased $530 million due to increases in accounts payable and accrued liabilities of $56 million, provisions of $13 million and current portion of long-term debt of $607 million partially offset by a decline in income taxes payable of $155 million. Accounts payable and accrued liabilities increased due to timing of payment and fluctuations in various payables including programming and interest as well as the impact of the ViaWest acquisition while provisions increased due to the impact of restructuring activities. The current portion of long-term debt includes the $300 million variable rate senior notes which are due in February 2016, the 6.15% senior notes due in May 2016 and amounts in respect of ViaWest’s debt. Income taxes payable decreased due to tax installment payments partially offset by the current year provision.

Long-term debt increased $320 million due to ViaWest’s debt and borrowings under the Company’s credit facility of US$330 million required to partially fund the acquisition partially offset by the reclassification of the aforementioned senior notes to current liabilities.

Other long-term liabilities decreased $13 million due to a decrease in CRTC benefit obligations.

Deferred credits decreased $17 million due to lower deferred equipment revenue and amortization of deferred IRU revenue.

Deferred income tax liabilities, net of deferred income tax assets, increased $20 million due to amounts arising on the acquisition of ViaWest partially offset by the current year income tax recovery.

Shareholders’ equity increased $483 million primarily due to increases in share capital of $270 million and retained earnings of $165 million and a decrease in accumulated other comprehensive loss of $65 million partially offset by a decrease of $19 million in contributed surplus. Share capital increased due to the issuance of 9,989,847 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of June 15, 2015, share capital is as reported at May 31, 2015 with the exception of the issuance of a total of 62,870 Class B Non-Voting Shares upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $584 million partially offset by dividends of $419 million. Accumulated other comprehensive loss decreased due to the net impact of exchange differences arising on the translation of ViaWest and the US denominated debt designated as a hedge of the Company’s net investment in those foreign operations partially offset by actuarial losses on employee benefit plans. Contributed surplus decreased due to the transfer of the fair value of options to share capital upon exercise.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $618 million of free cash flow. Shaw used its free cash flow along with cash of $355 million, borrowings of $361 million under its credit facility, proceeds on issuance of Class B Non-Voting Shares of $124 million, the net increase in borrowings of $57 million under the ViaWest’s facilities and cash distributions from a venture capital fund and proceeds from sale of investments of $29 million to finance the $893 million acquisition of ViaWest, pay common share dividends of $272 million, fund the net working capital and inventory change of $133 million, make $110 million in financial investments, fund $91 million of accelerated capital spend, pay $38 million of restructuring costs and pay other net items of $7 million.

On December 5, 2014 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2014 to December 8, 2015. No shares were repurchased under the previous normal course issuer bid which expired on December 8, 2014.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $123 million during the nine months ending May 31, 2015.

On March 30, 2015, the Company announced that a syndicate of lenders provided a term loan in the amount of US $395 million and a revolving credit facility of US $85 million for ViaWest. The facilities were used to repay the outstanding amounts under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.

On December 22, 2014, the Company announced that it amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019. The facility is used for general corporate purposes.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the remainder of the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Funds flow from operations	500	393	27.2	1,253	1,132	10.7
Net change in non-cash working capital balances related to operations	(62)	5	>100.0	(155)	87	>100.0

	438	398	10.1	1,098	1,219	(9.9)

Funds flow from operations increased over the comparable periods primarily due to increased operating income before restructuring costs and amortization, lower current income tax expense, a decline in CRTC benefit obligation funding and lower expenditures on program rights and restructuring charges, all of which were partially offset by an increase in funding of defined benefit pension plans and higher interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2015	2014	Decrease	2015	2014	Increase
Cash flow used in investing activities	(263)	(269)	6	(1,678)	(733)	945

The cash used in investing activities increased over the comparative year due to the proceeds on the sale of Historia and Series+ in the prior year and the acquisition of ViaWest in the current year as well as an increased net cash outlay in respect of investments, including shomi, all of which were partially offset by lower cash outlays for capital expenditures and inventory.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
($millions Cdn)	2015	2014	2015	2014
Bank loans and bank indebtedness – net borrowings	—	—	361	—
ViaWest’s credit facilities (net) and finance lease obligations	58	—	54	—
Issuance of 4.35% senior unsecured notes	—	—	—	500
Issuance of floating rate senior unsecured notes	—	—	—	300
Redeem 6.5% senior unsecured notes	—	—	—	(600)
Repay 7.5% senior unsecured notes	—	—	—	(350)
Bank facility arrangement costs	(12)	—	(14)	—
Repay promissory note	—	—	—	(48)
Prepay Partnership mortgage	—	—	—	(19)
Partnership mortgage loan proceeds	—	—	—	40
Senior notes issuance costs	—	—	—	(4)
Debt retirement costs	—	—	—	(7)
Dividends	(98)	(91)	(282)	(261)
Issuance of Class B Non-Voting Shares	29	26	124	56
Distributions paid to non-controlling interests	(5)	(9)	(18)	(19)

	(28)	(74)	225	(412)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income (2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2015
Third	1,419	643	202	209	0.42	0.42
Second	1,337	557	163	168	0.34	0.34
First	1,389	606	219	227	0.46	0.46
2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. The first quarter of the current year was also impacted by the addition of the new Business Infrastructure Services segment upon the acquisition of ViaWest on September 2, 2014.

Shaw Communications Inc.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $86 million, lower restructuring costs of $26 million and $11 million of proceeds related to the fiscal 2012 Shaw Court insurance claim partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill is in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the current quarter. The write-down of IPTV assets is a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform. In the second quarter of 2015 net income decreased $59 million due to lower operating income before restructuring costs and amortization of $49 million and restructuring expenses of $38 million partially offset by net other revenue items of $29 million due to aforementioned venture capital fund distributions. In the first quarter of 2015, net income increased $35 million due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter. In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million partially offset by the impact of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first quarter of 2014, net income increased $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization was due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2014 Annual Report outlined critical accounting policies, including key estimates and assumptions, that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of accounting policies for ViaWest

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 million on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Shaw Communications Inc.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

2015 GUIDANCE

With respect to 2015 guidance the Company expects to deliver consolidated operating income before restructuring costs and amortization growth at the lower end of the 5% to 7% range with the inclusion of ViaWest which is expected to contribute approximately US$85 million. Increased capital investment (excluding amounts funded through the accelerated capital fund) is anticipated as the Company continues to enhance its network, provide innovative product offerings and expand the ViaWest footprint. Combined with higher interest related to the ViaWest acquisition and increased cash taxes, free cash flow is expected to exceed $650 million.

Certain important assumptions for 2015 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Shaw Communications Inc.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and Uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	May 31, 2015	August 31, 2014

ASSETS
Current
Cash	282	637
Accounts receivable	560	493
Inventories	76	119
Other current assets	82	73
Derivative [note 11]	3	—
Asset held for sale [notes 11 and 14]	8	11

	1,011	1,333
Investments and other assets [note 11]	123	60
Property, plant and equipment	4,060	3,652
Other long-term assets	265	283
Deferred income tax assets	17	26
Intangibles	7,639	7,198
Goodwill	1,450	698

	14,565	13,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	884	828
Provisions	57	44
Income taxes payable	186	341
Unearned revenue	192	183
Current portion of long-term debt [notes 6 and 11]	607	—

	1,926	1,396
Long-term debt [notes 6 and 11]	5,010	4,690
Other long-term liabilities	238	251
Provisions	10	9
Deferred credits	845	862
Deferred income tax liabilities	1,116	1,105

	9,145	8,313
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	5,183	4,702
Non-controlling interests in subsidiaries	237	235

	5,420	4,937

	14,565	13,250

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars except per share amounts]	2015	2014	2015	2014
Revenue [note 3]	1,419	1,342	4,145	3,978
Operating, general and administrative expenses [note 5]	(776)	(741)	(2,339)	(2,241)
Restructuring costs [notes 5 and 12]	(12)	(53)	(50)	(53)
Amortization:
Deferred equipment revenue	19	18	58	50
Deferred equipment costs	(42)	(37)	(123)	(103)
Property, plant and equipment, intangibles and other	(199)	(164)	(604)	(526)

Operating income	409	365	1,087	1,105
Amortization of financing costs – long-term debt	(1)	(1)	(3)	(3)
Interest expense [note 3]	(70)	(62)	(211)	(203)
Business acquisition costs [note 4]	—	—	(6)	—
Gain on sale of media assets	—	—	—	49
Accretion of long-term liabilities and provisions	—	(1)	(2)	(4)
Debt retirement costs	—		—	(8)
Equity loss of a joint venture	(14)	—	(43)	—
Impairment of goodwill [note 13]	(15)	—	(15)	—
Other losses [note 14]	(43)	(4)	(23)	(6)

Income before income taxes	266	297	784	930
Current income tax expense [note 3]	76	89	245	276
Deferred income tax recovery	(19)	(20)	(65)	(41)

Net income	209	228	604	695

Net income attributable to:
Equity shareholders	202	219	584	670
Non-controlling interests in subsidiaries	7	9	20	25

	209	228	604	695

Earnings per share [note 8]
Basic	0.42	0.47	1.23	1.45
Diluted	0.42	0.47	1.22	1.44

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2015	2014	2015	2014
Net income	209	228	604	695

Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	6	3
Adjustment for hedged items recognized in the period	(3)	(2)	(4)	(4)
Unrealized loss on available-for-sale investment	(1)	(1)	(2)	(2)
Exchange differences on translation of a foreign operation	(5)	—	125	—
Exchange differences on US denominated debt hedging a foreign operation	2	—	(50)	—

	(7)	(3)	75	(3)

Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	25	—	(10)	—

	18	(3)	65	(3)

Comprehensive income	227	225	669	692

Comprehensive income attributable to:
Equity shareholders	220	216	649	667
Non-controlling interests in subsidiaries	7	9	20	25

	227	225	669	692

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	584	—	584	20	604
Other comprehensive income	—	—	—	65	65	—	65

Comprehensive income	—	—	584	65	649	20	669
Dividends	—	—	(296)	—	(296)	—	(296)
Dividend reinvestment plan	123	—	(123)	—	—	—	—
Shares issued under stock option plan	147	(22)	—	—	125	—	125
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(18)	(18)

Balance as at May 31, 2015	3,452	45	1,754	(68)	5,183	237	5,420

Nine months ended May 31, 2014
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	670	—	670	25	695
Other comprehensive income	—	—	—	(3)	(3)	—	(3)

Comprehensive income	—	—	670	(3)	667	25	692
Dividends	—	—	(272)	—	(272)	—	(272)
Dividend reinvestment plan	107	—	(107)	—	—	—	—
Shares issued under stock option plan	65	(9)	—	—	56	—	56
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(19)	(19)

Balance as at May 31, 2014	3,127	65	1,533	(90)	4,635	237	4,872

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2015	2014	2015	2014

OPERATING ACTIVITIES
Funds flow from operations [note 10]	500	393	1,253	1,132
Net change in non-cash working capital balances related to operations	(62)	5	(155)	87

	438	398	1,098	1,219

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(204)	(230)	(643)	(718)
Additions to equipment costs (net) [note 3]	(18)	(9)	(53)	(45)
Additions to other intangibles [note 3]	(21)	(25)	(56)	(62)
Net reduction (addition) to inventories	4	10	43	(22)
Proceeds on sale of media assets	—	2	—	141
Business acquisition, net of cash acquired [note 4]	—	—	(893)	—
Additions to investments and other assets	(29)	(38)	(110)	(48)
Proceeds on disposal of property, plant and equipment	5	21	5	21
Distributions received and proceeds from sale of investments	—	—	29	—

	(263)	(269)	(1,678)	(733)

FINANCING ACTIVITIES
Increase in long-term debt	510	—	921	840
Debt repayments	(452)	—	(506)	(969)
Debt retirement costs	—	—	—	(7)
Senior notes issuance costs	—	—	—	(4)
Bank credit facility arrangement costs	(12)	—	(14)	—
Repayment of promissory note	—	—	—	(48)
Issue of Class B Non-Voting Shares [note 7]	29	26	124	56
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95)	(88)	(272)	(251)
Dividends paid on Preferred Shares	(3)	(3)	(10)	(10)
Distributions paid to non-controlling interests in subsidiaries	(5)	(9)	(18)	(19)

	(28)	(74)	225	(412)

Effect of currency translation on cash balances	(1)	—	—	—

Increase (decrease) in cash	146	55	(355)	74
Cash, beginning of the period	136	441	637	422

Cash, end of the period	282	496	282	496

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2015 were authorized for issue by the Audit Committee on June 24, 2015.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2014 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2014.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for ViaWest, Inc. (“ViaWest”)

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, COO and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in the prior year, the Company reorganized its residential and enterprise services, previously included in the Cable and Satellite segments, into Consumer and Business Network Services segments, respectively with no change to the Media operating segment. The Consumer division provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. Comparative results have been restated to reflect

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

the new business segments. The Business Infrastructure Services segment was created with the acquisition of ViaWest on September 2, 2014, and provides data centre colocation, cloud and managed services to North American businesses. The Media division provides programming content and its operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Revenue
Consumer	950	945	2,814	2,832
Business Network Services	131	122	387	360
Business Infrastructure Services	63	—	178	—
Media	303	301	848	865

	1,447	1,368	4,227	4,057
Intersegment eliminations	(28)	(26)	(82)	(79)

	1,419	1,342	4,145	3,978

Operating income before restructuring costs and amortization
Consumer	438	427	1,252	1,248
Business Network Services	63	60	189	177
Business Infrastructure Services	25	—	71	—
Media	117	114	294	312

	643	601	1,806	1,737
Restructuring costs	(12)	(53)	(50)	(53)
Amortization	(222)	(183)	(669)	(579)

Operating income	409	365	1,087	1,105

Interest
Operating	70	62	210	202
Other/non-operating	—	—	1	1

	70	62	211	203

Current taxes
Operating	90	101	270	281
Other/non-operating	(14)	(12)	(25)	(5)

	76	89	245	276

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	180	217	592	727
Business Infrastructure Services	43	—	82	—
Media	3	3	8	7

	226	220	682	734

Equipment costs (net of revenue)
Consumer and Business Network Services	20	13	62	56

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	200	230	654	783
Business Infrastructure Services	43	—	82	—
Media	3	3	8	7

	246	233	744	790

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	204	230	643	718
Additions to equipment costs (net)	18	9	53	45
Additions to other intangibles	21	25	56	62

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	243	264	752	825
Increase (decrease) in working capital and other liabilities related to capital expenditures	7	(13)	(10)	(18)
Decrease in customer equipment financing receivables	2	4	9	11
Less: Proceeds on disposal of property, plant and equipment	(5)	(21)	(5)	(26)
Less: Satellite equipment profit (2)	(1)	(1)	(2)	(2)

Total capital expenditures and equipment costs (net) reported by segments	246	233	744	790

(1)	The three and nine months ended May 31, 2015 include $32 (2014 - $53) and $91 (2014 - $161), respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	BUSINESS ACQUISITION

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The operating results of ViaWest are included in the Company’s consolidated financial statements from the date of acquisition.

In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors. During the current year, the Company incurred additional acquisition related costs of $6.

The purchase consideration consisted of $898 of cash and issuance of share-based compensation of $8. The purchase equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	5
Receivables	10
Other current assets	5
Property and equipment	311
Other long-term assets	2
Intangibles (1)	404
Goodwill, not deductible for tax (2)	674

1,411
Current liabilities	16
Current debt (3)	7
Deferred income taxes	76
Long-term debt (3)	406

906

(1)	Intangibles include a trade name, customer relationships and software assets.
(2)	Goodwill comprises the value of upside and expansion potential due to industry growth expectations and demand for data centre services as well as a strong management team and an assembled workforce. Goodwill increased $93 during the nine month period due to translation using the period end foreign exchange rate.
(3)	Current and long-term debt is comprised of amounts that were outstanding under ViaWest’s credit facility, finance lease obligations in respect of certain equipment and amounts owing to landlords in respect of financing leasehold improvements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Employee salaries and benefits	242	273	752	729
Purchases of goods and services	546	521	1,637	1,565

	788	794	2,389	2,294

6.	LONG-TERM DEBT

	May 31, 2015			August 31, 2014
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	410	—	410	—	—	—
Cdn fixed rate senior notes-
6.15% due May 9, 2016	299	1	300	298	2	300
5.70% due March 2, 2017	399	1	400	398	2	400
5.65% due October 1, 2019	1,245	5	1,250	1,244	6	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,764	46	4,810	4,351	49	4,400
Cdn variable rate senior notes-
Due February 1, 2016	300	—	300	299	1	300

	5,064	46	5,110	4,650	50	4,700
Other
ViaWest – credit facility (2)	480	11	491	—	—	—
ViaWest – other (3)	33	—	33	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,617	57	5,674	4,690	50	4,740
Less current portion (4)	607	2	609	—	—	—

	5,010	55	5,065	4,690	50	4,740

(1)	Bank loans include borrowings of USD $330. During the second quarter, the Company amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019.
(2)	During the second quarter, ViaWest’s credit facility which was assumed on acquisition was repaid with proceeds from a new credit facility. ViaWest’s prior credit facility was scheduled to mature in May 2017 and was secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement. On September 2, 2014, ViaWest’s credit facility consisted of a term loan of US $322 and US $28 of borrowings under a US $40 revolving facility. The term loan had quarterly principal repayments of US $1 with the balance due on maturity. Interest rates fluctuated with LIBOR, US prime, US Federal Funds and Eurodollar rates. ViaWest has a US $130 interest rate swap which hedged the exposure to changes in cash flows and minimized variability related to its prior credit facility. The interest rate swap terminates in June 2015. The new facility consists of a term loan in the amount of US $395 and a revolving credit facility of US $85. The term loan has quarterly principal repayments of US $1 with the balance due on maturity in March 2022 while the revolving credit facility matures in March 2020. Interest rates fluctuate with LIBOR, US prime and US Federal Funds rates and the facilities are secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement.
(3)	Finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements expire and mature at various dates through to 2023. Collateral has been provided as security for the related transactions and agreements as required.
(4)	Current portion of long-term debt includes the variable rate senior notes due February 2016, the 6.15% senior notes due May 2016 and the amounts due within one year in respect of ViaWest’s term loan, finance lease obligations and landlord debt.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL

Changes in share capital during the six months ended May 31, 2015 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2014	22,420,064	2	439,606,326	2,887	12,000,000	293
Issued upon stock option plan exercises	—	—	5,646,039	147	—	—
Issued pursuant to dividend reinvestment plan	—	—	4,343,808	123	—	—

May 31, 2015	22,420,064	2	449,596,173	3,157	12,000,000	293

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
Numerator for basic and diluted earnings per share ($)
Net income	209	228	604	695
Deduct: net income attributable to non-controlling interests	(7)	(9)	(20)	(25)
Deduct: dividends on Preferred Shares	(4)	(4)	(11)	(11)

Net income attributable to common shareholders	198	215	573	659

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	471	458	467	456
Effect of dilutive securities (1)	2	3	3	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	473	461	470	458

Earnings per share ($)
Basic	0.42	0.47	1.23	1.45
Diluted	0.42	0.47	1.22	1.44

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2015, 2,836,837 (2014 - 998,995) and 1,891,410 (2014 - 1,576,233) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(5)	1	(4)
Unrealized loss on available-for-sale investment	(2)	—	(2)
Exchange differences on translation of a foreign operation	125	—	125
Exchange differences on translation of US denominated debt hedging a foreign operation	(50)	—	(50)

	76	(1)	75
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(13)	3	(10)

	63	2	65

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(3)	—	(3)
Unrealized loss on available-for-sale investment	(1)	—	(1)
Exchange differences on translation of a foreign operation	(5)	—	(5)
Exchange differences on translation of US denominated debt hedging a foreign operation	2	—	2

	(7)	—	(7)
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	34	(9)	25

	27	(9)	18

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	—	3
Adjustment for hedged items recognized in the period	(5)	1	(4)
Unrealized loss on available for sale instruments	(2)	—	(2)

	(4)	1	(3)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	1	—
Adjustment for hedged items recognized in the period	(2)	—	(2)
Unrealized loss on available for sale instruments	(1)	—	(1)

	(4)	1	(3)

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2015	August 31, 2014
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	2	—
Unrealized loss on available-for-sale investment	(4)	(2)
Foreign currency translation adjustments	75	—

Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(141)	(131)

	(68)	(133)

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Net income	209	228	604	695
Adjustments to reconcile net income to funds flow from operations:
Amortization	223	184	672	582
Program rights	13	2	(15)	(34)
Deferred income tax recovery	(19)	(20)	(65)	(41)
CRTC benefit obligation funding	(9)	(15)	(19)	(42)
Share-based compensation	1	—	3	2
Defined benefit pension plans	3	3	(18)	(8)
Gain on sale of media assets	—	—	—	(49)
Accretion of long-term liabilities and provisions	—	1	2	4
Debt retirement costs	—	—	—	8
Equity loss of a joint venture	14	—	43	—
Impairment of goodwill	15	—	15	—
Write-down of assets	55	6	55	6
Write-down of property held for sale	—	—	3	—
Distributions from a venture capital fund investment	—	—	(27)	—
Other	(5)	4	—	9

Funds flow from operations	500	393	1,253	1,132

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Interest paid	109	103	247	260
Income taxes paid (net of refunds)	80	12	398	137
Interest received	1	1	1	3

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	44	38	123	107
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	—	5
Lease transactions	2	—	2	5

11.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of derivative financial instruments, an investment in a publicly traded company and long-term debt are as follows:

	May 31, 2015		August 31, 2014
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Derivative financial instrument (2)	3	3	—	—
Investment in publicly traded company (1)	4	4	7	7

Liabilities
Long-term debt (including current portion) (2)	5,617	6,368	4,690	5,390

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Real estate property

A real estate property has been classified as held for sale in the statement of financial position at May 31, 2015 and August 31, 2014. The estimated fair value, being the estimated fair value less costs to sell, has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	RESTRUCTURING COSTS

During the third quarter of 2014, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, the Company recorded $58 in fiscal 2014 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $45 had been paid in fiscal 2014. During the second quarter of the current year, the Company announced a realignment of its customer care operations in the Consumer division into centres of excellence to enhance customer service, and continued its organizational structure realignment efforts including further restructuring of certain functions within its Business Network Services division. In the current quarter, the media division undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. In connection with the continued restructurings, the Company recorded $50 primarily related to severance and employee related costs in respect of the approximate 1,700 affected employees. The continuity of the restructuring provisions follows and the majority of remaining costs are expected to be paid within the next nine months.

$
Balance as at September 1, 2014	13
Additions	50
Payments	(38)

Balance as at May 31, 2015	25

13.	IMPAIRMENT OF GOODWILL

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $15 was recorded in the current quarter with respect to goodwill associated with the Tracking operations in the Business Network Services division. The Company estimated the recoverable amount using a discounted cash flow analysis based on the most recent estimates of future operating results which are reflective of long-term pressures as customers migrate from satellite based tracking to wireless tracking.

14.	OTHER LOSSES

Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $3 in respect of the property classified as held for sale, distributions of $27 from a venture capital fund investment and additional proceeds of $11 related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 from the Canwest CCAA plan implementation fund. In addition, the current and prior year both include asset write-downs of $55 and $6, respectively. The write-down of assets in the current year related to assets in respect to development of a certain Internet Protocol Television (“IPTV”) platform which the Company has now abandoned.

15.	SUBSEQUENT EVENT

On June 24, 2015, Rogers Communications Inc. advised that it intends to exercise its option to acquire the Company’s AWS spectrum as announced in January 2013. Previously the Company received $50 in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 deposit in respect of the option exercise price. The Company will receive an additional $100 when the transaction is completed which is anticipated to occur in the fourth quarter.